SEC FILE NUMBER
0-32041

CUSIP NUMBER
17461R 10 6

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I — REGISTRANT INFORMATION
CITIZENS FIRST BANCORP, INC.

Full Name of Registrant

Former Name if Applicable
525 Water Street

Address of Principal Executive Office (Street and Number)
Port Huron, Michigan 48060

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant is unable to timely file its Form 10-Q for the period ended September 30, 2009, because of uncertainties that remain with respect to the Registrant’s second quarter financial statements. On October 7, 2009, the Registrant filed Form 8-K to report that there was a material impairment of its loans and collateralized mortgage obligations that was not reported in the Registrant’s June 30, 2009 Form 10-Q, and that the amount of the impairment was not yet determined. Additionally, the Registrant disclosed in its Form 8-K on October 7, 2009, under Item 4.02(a) that its Quarterly Report on Form 10-Q as of and for the fiscal quarter ended June 30, 2009 (the “Affected Period Report”) could no longer be relied upon. The Registrant filed an amendment to its October 7, 2009, Form 8-K on November 5, 2009, to report the amount of the impairment that related to its Affected Period Report and to state that an amended and restated Form 10-Q for the period ended June 30, 2009, would be filed as soon as practicable after it completed a review for potential additional implications on the financial statements contained in the Affected Period Report. To date, the Registrant has not completed the review necessary to enable it to file an amended and restated Form 10-Q for the period ended June 30, 2009. The Registrant is unable to file timely its Form 10-Q for the period ended September 30, 2009, due to the continued delay in the filing of its amended and restated Form 10-Q for the period ended June 30, 2009.
The amended and restated Affected Period Report and Form 10-Q for the period ended September 30, 2009, will be filed as soon as practicable, and it is anticipated that such filings will occur prior to December 31, 2009.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Timothy D. Regan	810	987-8300

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects interest income to be approximately $24.9 million for the quarterly period ended September 30, 2009, compared to approximately $29.9 million for the same quarter last year. Interest expense is expected to be approximately $12.4 million for the quarterly period ended September 30, 2009, compared to approximately $15.7 million for the same quarter last year. Provision for loan losses is expected to be a net recovery of approximately $1.3 million compared to an expense provision of approximately $19.5 million for the same quarter last year as a result of a $1.5 million recovery on a previously charged off loan. Net interest income, after provision for loan losses, is expected to be approximately $13.8 million for the quarterly period ended September 30, 2009, compared to a net interest loss, after provision for loan losses, of approximately $5.2 million for the same quarter last year. Noninterest losses for the quarterly period ended September 30, 2009, is expected to be $1.9 million as a result of other than temporary impairment of collateralized mortgage obligations, compared to a loss of approximately $2.9 million for the same quarter last year. Total noninterest expense is expected to be $14.7 million for the quarterly period ended September 30, 2009, compared to approximately $12.0 million for the same quarter last year. The increase in noninterest expense was mainly as a result of increased FDIC insurance premiums. The Registrant expects a net loss of approximately $2.8 million for the quarterly period ended September 30, 2009, compared to a net loss of approximately $14.8 million for the same quarter last year. As reported above, the Registrant filed a Form 8-K on October 7, 2009, under Item 4.02(a) that its Quarterly Report on Form 10-Q as of and for the fiscal quarter ended June 30, 2009 (the “Affected Period Report”) could no longer be relied upon. The Registrant filed an amendment to its October 7, 2009, Form 8-K on November 5, 2009, to report the amount of the impairment that related to its Affected Period Report and to state that an amended and restated Form 10-Q for the period ended June 30, 2009, would be filed as soon as practicable after it completed a review for potential additional implications on the financial statements contained in the Affected Period Report.

CITIZENS FIRST BANCORP, INC.
(Name of registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2009	By:	/s/ Timothy D. Regan
Timothy D. Regan, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).